

December 14, 2012

Via E-mail
Mary A. Winston
Chief Financial Officer
Family Dollar Stores, Inc.
P. O. Box 1017
Charlotte, NC 28201-1017

> **Re:** **Family Dollar Stores, Inc.**
> **Form 10-K for the fiscal year ended August 25, 2012**
> **Filed October 19, 2012**
> **File No. 1-6807**

Dear Ms. Winston:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended August 25, 2012

Item 6. Selected Financial Data, page 22

1. Please revise future filings to provide Exhibit 12 showing your computation of comparable store sales growth for each period a ratio is presented. See Item 601 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 27

Fee Development Program, page 28

2.   Please explain to us in more detail how the Fee Development Program functions beginning with identification of a store site through your occupancy of the store. In this regard, we note you use your investment grade credit rating to achieve a lower "all-in cost." Please tell us and revise to clarify if you in fact provide the funding for construction of the stores. Further, tell us how the use of sale-leaseback transactions as a source of capital will provide additional liquidity for the Fee Development Program and how this arrangement results in a lower all-in cost as compared to construction costs funded by developers. We may have further comment.

Other Considerations, page 29

3.   We note capital expenditures of $603.3 million for the year ended August 25, 2012 and the change in property and equipment from last year of approximately $339.2 million per your table in footnote 4 to the financial statements.   Please tell us and expand the disclosure to clarify the changes in property and equipment and the line items impacted on the face of your financial statements.

Note 1. Description of Business and Summary of Significant Accounting Policies, page 41

Treasury share retirement, page 44

4.   Please revise to clearly state the method used to account for the retirement of repurchased shares. Further, please clarify how you determine the amounts in allocating the excess of the repurchase price over the par value of shares acquired to both Retained Earnings and Capital in Excess of Par. Please include in your response for us an illustration of how the relevant amounts were determined for the 29,400,000 shares retired. See FASB ASC 505-30-30-8.

Note 12. Stock-Based Compensation, page 55

5.   We note your disclosure explaining that the adjustments of the performance share rights outstanding represent the performance adjustment for shares vested. Please explain to us and revise your disclosure to clarify what the performance adjustment represents and how it is determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551- 3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief